UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-32422

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Windstream 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, Arkansas 72212

WINDSTREAM 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018	3

Notes to Financial Statements	4-11

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018	12

Exhibits:

Index of Exhibits	13

Signature	14

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Windstream 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Windstream 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/PricewaterhouseCoopers LLP
Little Rock, Arkansas
June 20, 2019

We have served as the Plan’s auditor since 2010.

WINDSTREAM 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31,

	2018	2017
ASSETS:
Cash	$447,528	$436,499

Investments, at fair value:
Common collective trust funds	256,589,970	137,426,604
Money market fund	81,708,852	83,995,860
Mutual funds	574,637,550	820,764,046
Windstream Holdings, Inc. common stock	7,662,079	16,106,254
Participant brokerage accounts	5,377,149	5,328,334
Total investments	925,975,600	1,063,621,098

Receivables:
Employer contribution	25,928,204	26,908,509
Employee contributions	—	1,754,987
Notes receivable from participants	21,983,261	23,524,488
Due from broker	43,599	32,779
Total receivables	47,955,064	52,220,763

NET ASSETS AVAILABLE FOR BENEFITS	$974,378,192	$1,116,278,360

The accompanying notes are an integral part of these financial statements.

WINDSTREAM 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2018

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment loss:
Dividend income	$31,434,450
Other income	664,693
Net depreciation in fair value of investments	(118,506,386)
Net investment loss	(86,407,243)

Interest income on notes receivable from participants	1,326,556

Contributions:
Employer	28,526,515
Employee	53,138,847
Employee rollovers	3,786,932
Total contributions	85,452,294

Total additions	371,607

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments and withdrawals	141,375,261
Administrative expenses	896,514
Total deductions	142,271,775
Net decrease	(141,900,168)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year, January 1, 2018	1,116,278,360
End of year, December 31, 2018	$974,378,192

The accompanying notes are an integral part of this financial statement.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

1. Plan Description:

The following brief description of the Windstream 401(k) Plan (the “Plan”), and the administration thereof, is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description (“SPD”) for a more complete and comprehensive description of the Plan’s provisions. Any discrepancies between the formal Plan document and the SPD will be resolved in favor of the formal Plan document.

Organizational Structure of Plan Sponsor

Windstream Holdings, Inc. (“Windstream Holdings”) is a publicly traded holding company and the parent of Windstream Services, LLC (“Windstream Services”). Windstream Holdings owns a 100 percent interest in Windstream Services. The Plan Sponsor is Windstream Services. Unless the context requires otherwise, the use of the terms “Windstream” or the “Company” shall refer to Windstream Holdings and its subsidiaries, including Windstream Services.

General

The Plan is a defined contribution employee benefit plan which includes a cash or wage deferral arrangement that covers eligible bargaining and non-bargaining employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Plan is administered by the Windstream Benefits Committee (the “Administrator” or the “Committee”) which is comprised of the following members of management of Windstream: Chief Executive Officer, Chief Financial Officer, Chief Human Resource Officer, and Vice President of Compensation and Benefits. Members are appointed by the Board of Directors of Windstream. Merrill Lynch Trust Company, FSB (“Merrill Lynch” or the “Trustee”) is the trustee and custodian of Plan assets. In addition, Merrill Lynch & Company, Inc. provides recordkeeping and administrative services to the Plan.

Participation

Eligible non-bargaining employees may participate immediately. Bargaining employees may participate in the Plan, to the extent specifically provided for in their collective bargaining agreement. Prior service with certain other companies may count toward the service requirements of the Plan. Each eligible employee is also allowed to make certain rollover contributions to the Plan immediately upon employment with the Company as governed by the Internal Revenue Code of 1986, as amended (the “Code”). Individuals who are not eligible to participate include leased employees, employees covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining (unless the collective bargaining agreement where the employees are covered specifically provides for coverage under the Plan), persons not classified as an employee, and nonresident aliens with no U.S. income.

Plan Contributions

Participants may contribute each year up to 60 percent of their annual pretax and/or aftertax eligible compensation to the Plan, as defined in the Plan document. Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the “IRS”) each year. The annual deferral limits for the Plan are in accordance with the IRS limitations.

Eligible participants who will attain fifty (50) years of age prior to the end of the applicable Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Code. Employee contributions are funded to the Plan by Windstream in the period that payroll deductions are made from Plan participants in accordance with the participant’s deferral election.

Annually, the Company makes matching contributions to the Plan in an amount equal to 100 percent of the first 3 percent of each participant’s eligible compensation contributed to the Plan, plus 50 percent of the next 2 percent of each participant’s eligible compensation contributed to the Plan. The Company’s matching contribution is calculated and made as soon as administratively practicable following the end of the Plan year.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description, Continued:

The Company’s matching contributions may be paid in cash or Windstream Holdings common stock at the election of the Company. Contributions of Windstream Holdings common stock will be invested in the Windstream Holdings Common Stock Fund. Once the contribution is made, participants may transfer the amount contributed to other investment options within the Plan immediately. The Company may also make, at its sole discretion, an additional discretionary matching contribution. No such contribution was made for the year ended December 31, 2018.

Effective January 1, 2018, participants covered under the Valor Telecommunications of Texas, LLC bargaining agreement receive either the Company matching contribution described in the aforementioned paragraph or defined benefit accruals under the Windstream Pension Plan (“Pension Plan”), but not both. For employees who elected either affirmatively or by default to opt-out of the Windstream Pension Plan effective as of January 1, 2018 under the retirement choice program, such employees received a one-time Company contribution of $12,000. The one-time Company contribution for employees making such election totaled $1,044,000 and was funded in stock to the Plan on March 6, 2018.

For employees covered by a specific Iowa collective bargaining agreement with Windstream Iowa Telecommunications, Inc., such employees are also eligible for an additional Company contribution of 3 percent of the participant’s eligible compensation if they are not a participant in any other Company-sponsored defined benefit plan. For employees covered under this specific Iowa bargaining agreement who participate in the Pension Plan, such employees received a one-time Company contribution of $6,500. The one-time Company contribution of $13,000 was funded in stock to the Plan on March 6, 2018.

For employees covered by certain collective bargaining agreements with Windstream Nebraska, Inc. and Windstream Systems of the Midwest, Inc., who participate in the Pension Plan, such employees were permitted to make a one-time irrevocable election to permanently discontinue participation in the Pension Plan and receive a one-time Company contribution to the Plan in the amount of $10,000. The one-time Company contribution for employees making such election totaled $590,000 and was funded to the Plan in cash on December 19, 2017. Effective December 31, 2018, benefits under the Pension Plan were frozen for all employees covered by the aforementioned collective bargaining agreements. Such employees will receive a one-time Company contribution to the Plan in the amount of $10,000, which will be allocated to the employees’ account under the Plan as soon as administratively practicable after the freezing of the Pension Plan. Effective November 1, 2016, new employees and employees electing either the voluntary pension freeze or subject to the mandatory pension freeze are automatically enrolled in the Plan at a rate of 2 percent of eligible compensation unless the employee elects a different contribution amount.

For employees in unions covered by the International Brotherhood of Electrical Workers National Pension Agreement as of January 1, 2018 and who had 30 years of vesting service on that date or on the day the employee attains 30 years of vesting service after January 1, 2018, their Pension Plan will freeze and they will become eligible for a one-time Company Contribution to the Plan in the amount of $12,000. The one-time Company contribution for eligible employees totaled $324,000 and was funded in cash and stock to the Plan in 2018. For employees in unions covered by the Communications Workers of America National Pension Agreement as of July 8, 2018 and who had 30 years of vesting service on that date or on the day the employee attains 30 years of service after July 8, 2018, their Pension Plan will freeze and they will become eligible for a one-time Company Contribution to the Plan in the amount of $15,000. The one-time Company contribution for eligible employees totaled $1,065,000 and was funded in cash to the Plan in 2018.

Participant Accounts and Investment Options

Each participant’s account is credited with the participant’s contributions and related employer matching and discretionary contributions, if any, as well as the participant’s share of the Plan’s earnings and any related administrative expenses. The participant contributions are invested in accordance with a participant’s investment election. If no investment election has been made, the contributions are invested in a manner deemed appropriate by the Administrator. The Plan’s earnings and administrative expenses, if applicable, are allocated to participants’ accounts based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan participants may direct their contributions among the various investment options offered by the Plan, which include a participant-directed brokerage account. The Merrill Lynch Self-Direct Brokerage Account allows participants to invest in a large variety of Merrill Lynch mutual funds. The Plan also provides its participants the option to invest in the Company’s common stock at the participants’ election. The Plan places no restrictions on the participants’ ability to change this investment option.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description, Continued:

Vesting, Benefits and Payments

Participants are immediately fully vested in their employee contributions and matching employer contributions to the Plan and the accumulated earnings thereon. There was approximately $163,000 in forfeitures created from a previous plan merger during the year ended December 31, 2018. Under terms of the Plan document, forfeitures can be used to pay Plan expenses or can be used to reduce future Company contributions. During 2018, forfeitures of approximately $152,000 were used to fund a portion of the 2017 annual matching Company contribution and approximately $83,000 of forfeitures were used to pay administrative expenses of the Plan. There was approximately $148,000 in forfeitures available for future use at December 31, 2018.

Participants or their beneficiaries, as applicable, are entitled to receive distribution of their Plan account when they retire, become permanently disabled, upon death or upon separation from service with the Company. The Plan provides benefits upon early retirement between ages 55 and 65.

Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $5,000. If a participant’s account balance is equal to or less than $1,000, the account will be automatically distributed. All distributions will be made in the form of a lump-sum payment, unless the distribution is in accordance with a grandfathered provision from a prior plan that merged into the Plan. If a participant’s account balance is between $1,001 and $5,000, the Company will rollover the account balance into a Merrill Lynch individual retirement account following termination if the employee does not rollover the investment into another qualified retirement plan or take a distribution following termination.

The Plan allows for distributions in the form of a single sum payment or partial payments. A participant may elect to have a portion of their account invested in Windstream Holdings common stock to be distributed in shares of Windstream Holdings common stock. Additionally, actively employed participants may withdraw certain funds from their Plan account with the approval of the Administrator, for “hardship” reasons as defined by the IRS. Participants may also receive an in-service withdrawal of a portion of their vested account balance on or after attaining age 59 1/2. In addition, participants may withdraw voluntary after-tax and rollover contributions at any time.

Plan Termination

While it has not expressed any intention to do so, the Plan Sponsor has the right to terminate the Plan. In the event that the Plan is terminated, participants shall be entitled to receive the entire amount of his/her account balance in accordance with the Plan provisions. Participants in the Plan are entitled to certain rights and protections under ERISA.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting reported in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities reported or disclosed in the financial statements. The estimates and assumptions used in preparing the accompanying financial statements are based upon the Administrator’s evaluation of the relevant facts and circumstances as of the dates of the financial statements. Actual results may differ from these estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Administrator determines the Plan’s valuation policies utilizing information provided by its investment advisers and custodians. See Note 3 for a discussion of fair value measurements.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies, Continued:

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Gains and losses on sales of investment securities are determined based on the specific identification method. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Plan Expenses

As outlined in the Plan document, certain expenses related to the Plan’s operations are paid from the Plan’s assets and are included in administrative expenses. Administrative costs paid directly by Windstream are not reflected in the Plan’s financial statements. Certain administrative expenses of the Plan are paid through revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee, and through fees deducted directly from participant accounts. Revenue sharing and sub transfer fees are credited directly into the Plan’s trust accounts and are reported in the Plan’s financial statements as other income. The Plan allocates fee income into the accounts of those participants investing in those funds that have revenue sharing arrangements. Investment related expenses are included in net appreciation in fair value of investments.

Recently Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This standard modifies the disclosure requirements for fair value measurements by removing the requirements to disclose: (i) amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) timing of recognizing transfers between levels within the fair value hierarchy; and (iii) valuation processes used for Level 3 fair value measurements. The provisions of ASU 2018-13 are effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Plan elected to early adopt ASU 2018-13 for the year ended December 31, 2018 and applied the changes retrospectively for all periods presented. Other than the elimination of the disclosures noted above, the early adoption of this standard did not have a material impact on the Plan’s financial statements.

3. Investments:

Investment Valuation and Income Recognition

The Plan’s investments are carried at fair value. Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Authoritative guidance defines the following three tier hierarchy for assessing the inputs used in fair value measurements:

Level 1 - Quoted prices in active markets for identical assets or liabilities
Level 2 - Observable inputs other than quoted prices in active markets for identical assets or liabilities
Level 3 - Unobservable inputs

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3. Investments, Continued:

Assets and liabilities are classified into the hierarchy in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The valuation techniques used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no significant changes in the methodology used to value investments from the prior year.

The fair values of the Plan’s investments were determined using the following inputs at December 31, 2018:

		Quoted Price	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	Level 1	Level 2	Level 3
Windstream Holdings common stock (a)	$7,662,079	$7,662,079	$—	$—
Mutual funds (b)	574,637,550	574,637,550	—	—
Participant-directed brokerage accounts (b)	5,377,149	5,377,149	—	—
Money market fund (c)	81,708,852	—	81,708,852	—
Investments included in fair value hierarchy	669,385,630	$587,676,778	$81,708,852	$—
Other investments measured at NAV:
Common collective trust funds (d)	256,589,970
Total investments (e)	$925,975,600

The fair values of the Plan’s assets were determined using the following inputs at December 31, 2017:

		Quoted Price	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	Level 1	Level 2	Level 3
Windstream Holdings common stock (a)	$16,106,254	$16,106,254	$—	$—
Mutual funds (b)	820,764,046	820,764,046	—	—
Participant-directed brokerage accounts (b)	5,328,334	5,328,334	—	—
Money market fund (c)	83,995,860	—	83,995,860	—
Investments included in fair value hierarchy	926,194,494	$842,198,634	$83,995,860	$—
Other investments measured at NAV:
Common collective trust funds (d)	137,426,604
Total investments (e)	$1,063,621,098

(a)	Shares of Windstream Holdings common stock are valued at their quoted market price on the last business day of the year.

(b)	Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end based on their quoted market price on the last business day of the year.

(c)
The money market fund is valued based on the fair value of the underlying assets held by the fund divided by the number of units outstanding as of the valuation date.  The fund seeks to maintain a stable value of $1.00 per unit and invests principally in short-term government and agencies obligations and repurchase agreements.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3. Investments, Continued:

(d)
Common collective trust funds are valued based on the NAV of the units held by the Plan as determined by the fund managers on the last day of the Plan year. These investments have not been classified within the fair value hierarchy. The fair value amounts presented in the tables above were intended to permit reconciliation to the total investments presented in the statements of net assets available for benefits. This category consists of the Northern Trust Collective Aggregate Bond Index Fund - Lending, Blackrock Extended Equity Market Fund, Blackrock MSCI EAFE Equity Index Fund, Vanguard Target Retirement Income Trust II, Vanguard Target Retirement 2015 Trust II, Vanguard Target Retirement 2020 Trust II, Vanguard Target Retirement 2025 Trust II, Vanguard Target Retirement 2030 Trust II, Vanguard Target Retirement 2035 Trust II, Vanguard Target Retirement 2040 Trust II, Vanguard Target Retirement 2045 Trust II, Vanguard Target Retirement 2050 Trust II, Vanguard Target Retirement 2055 Trust II, Vanguard Target Retirement 2060 Trust II, and Vanguard Target Retirement 2065 Trust II. The primary investment objectives of each of these funds is as follows:

Northern Trust Collective Aggregate Bond Index Fund - Lending seeks to provide returns consistent with the overall United States bond and debt markets by investing in United States Treasury securities and other debt securities. The Blackrock Extended Equity Market Fund seeks investment returns approximating the total weighted average rate-of-return of the United States market for publicly traded equity securities by investing in a portfolio of mid-cap stocks. The Blackrock MSCI EAFE Equity Index Fund seeks investment returns approximating the total rate-of-return for markets in certain countries for equity securities traded outside the United States, including Japan, Britain, France and Germany by investing in a portfolio of large-cap stocks. The Vanguard target date funds are primarily comprised of investments in Vanguard mutual funds using an asset allocation strategy for participants planning to retire and leave the workforce in or within a few years of the target year. The trust fund’s asset allocation will become more conservative over time and the fund’s holdings are comprised of a diversified mix of domestic and international stocks and fixed income securities.

(e) There were no transfers in or out of level 3 for the years ended December 31, 2018 and 2017.

The following table summarizes the Plan’s investments with a reported fair value using NAV per share:

	Fair Value as of December 31,		Unfunded Commitments	Redemption Frequency	Redemption Notice Period *
	2018	2017
Vanguard Federal Money Market Investment Fund	$81,708,852	$83,995,860	$—	Daily	None
Northern Trust Collective Aggregate Bond Index Fund - Lending	14,387,270	19,251,769	—	Daily	30 days
Blackrock Extended Equity Market Fund	52,355,097	77,865,793	—	Daily	None
Blackrock MSCI EAFE Equity Index Fund	41,001,073	40,309,042	—	Daily	None
Vanguard Target Retirement Income Trust II	1,343,945	—	—	Daily	None
Vanguard Target Retirement 2015 Trust II	3,635,771	—	—	Daily	None
Vanguard Target Retirement 2020 Trust II	11,598,882	—	—	Daily	None
Vanguard Target Retirement 2025 Trust II	18,584,904	—	—	Daily	None
Vanguard Target Retirement 2030 Trust II	24,982,827	—	—	Daily	None
Vanguard Target Retirement 2035 Trust II	30,014,952	—	—	Daily	None
Vanguard Target Retirement 2040 Trust II	26,245,697	—	—	Daily	None
Vanguard Target Retirement 2045 Trust II	15,790,276	—	—	Daily	None
Vanguard Target Retirement 2050 Trust II	8,421,575	—	—	Daily	None
Vanguard Target Retirement 2055 Trust II	4,947,914	—	—	Daily	None
Vanguard Target Retirement 2060 Trust II	2,859,707	—	—	Daily	None
Vanguard Target Retirement 2065 Trust II	420,080	—	—	Daily	None

* Were the Plan to initiate a full redemption of the investment fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3. Investments, Continued:

The Windstream Holdings Common Stock Fund is designated as an “employee stock ownership plan” that is intended to qualify as a stock bonus plan. This fund invests primarily in Windstream Holdings common stock. Participants in this fund may elect that dividends received be paid in cash or reinvested in Windstream Holdings common stock.

Effective May 25, 2018, Windstream Holdings effected a reverse stock split of its outstanding common stock at a ratio of one-for-five (the “reverse stock split”). As a result of the reverse stock split, the number of shares of Windstream Holdings common stock held by the Plan was reduced from 20,888,041 shares to 4,177,608 shares.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

4. Employer and Employee Contributions Receivable:

Contributions in the amount of $25,928,204 and $26,908,509 due to the Plan from Windstream had not been funded or allocated among the Plan’s investments as of December 31, 2018 and 2017, respectively. The 2018 employer contribution receivable was funded in cash on March 8, 2019. The 2017 employer contribution receivable was funded in the form of Windstream Holdings common stock, except as required to be made in cash in accordance with collective bargaining agreements. The Windstream Holdings common stock contributed to the Plan was valued based on the closing market price of the shares on February 28, 2018.

Employee contributions in the amount of $1,754,987 attributable to the December 29, 2017 pay period were credited to the Plan on the next business day, which was January 2, 2018. Due to this timing difference, the Plan reported an employee contributions receivable as of December 31, 2017.

5. Notes Receivable from Participants:

Participants can borrow from their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000 in accordance with section 72(p) of the Code. Such loans must be repaid through payroll deductions within five years, unless used to purchase a principal residence. Principal and interest is paid ratably through payroll deductions over the term of the loan. If a participant’s employment terminates with an outstanding loan and the termination was not a result of a divestiture by the Company, the entire loan must be repaid in full. If the loan is not repaid in full, the unpaid portion will be considered taxable income to the individual. Loans are collateralized by the balance in the participant’s account and bear interest at rates determined by the Administrator upon execution of the loan. Interest rates on the loans outstanding at December 31, 2018 ranged from 4.25 percent to 11.00 percent. For participant loans issued under the Plan, the interest rate is calculated by adding 2 percent to the published Prime Rate from The Wall Street Journal as of the close of business on the last business day of the month prior to loan issuance. At December 31, 2018, the Prime Rate from The Wall Street Journal was 5.50 percent.

6. Tax Status:

Effective January 1, 2015, the Plan document was restated incorporating all previous amendments to the Plan. The Plan requested and received a favorable determination letter from the IRS dated April 26, 2017, applicable to the restated Plan document. The Plan document has been subsequently amended. The Administrator and the Plan’s tax counsel have reviewed the Plan’s tax-exempt status and analyzed the tax positions taken by the Plan. The Administrator and the Plan’s tax counsel believe the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date for the purposes of Section 401(a) of the Code. Furthermore, the Administrator has concluded there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year or within the next 12 months. The Plan is subject to routine audits by taxing authorities. During 2018, the IRS completed its audit for the 2015 Plan year, which resulted in no audit findings. Accordingly, the Administrator believes it is no longer subject to income tax examinations for years prior to 2016. Contributions and income of the Plan are generally not taxable to the participants until withdrawals or distributions are made.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

7. Party-In-Interest Transactions:

Plan investments in the Merrill Lynch Self-Direct Brokerage Account totaled $5,377,149 and $5,328,334 as of December 31, 2018 and 2017, respectively. These investments included shares of mutual funds managed by Merrill Lynch. The Plan also invests in Windstream Holdings common stock. For the year ended December 31, 2018, the Plan’s purchases and sales of Windstream Holdings common stock were $32,127,962 and $14,628,567, respectively. Since Merrill Lynch is the Plan trustee and Windstream is the Plan sponsor, these transactions qualify as exempt party-in-interest transactions. The Plan permits participants to make loans from the Plan in accordance with section 72(p) of the Code. At December 31, 2017, the Vanguard Group (“Vanguard”) beneficially owned more than 10 percent of the outstanding common stock of Windstream Holdings. As of December 31, 2017, investments of the Plan included shares of a money market fund and mutual funds managed by Vanguard totaling $518,135,129. Comparatively, Vanguard beneficially owned less than 10 percent of the outstanding common stock of Windstream Holdings at December 31, 2018.

8. Reconciliation to Form 5500:

As of December 31, 2018 and 2017, the Plan had pending distributions to participants who elected to withdraw from the Plan of $447,496 and $382,621, respectively. These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as filed or to be filed by the Company as of December 31:

	2018	2017
Net assets available for benefits per financial statements	$974,378,192	$1,116,278,360
Accrued benefits payable	(447,496)	(382,621)
Net assets available for benefits per Form 5500	$973,930,696	$1,115,895,739

The following is a reconciliation of benefit payments per the financial statements to the amounts reflected in the Form 5500 as filed or to be filed by the Company for the year ended December 31, 2018:

Benefits paid to participants per the financial statements	$141,375,261
Accrued benefits payable - current year	447,496
Accrued benefits payable - prior year	(382,621)
Benefits paid to participants per Form 5500	$141,440,136

9. Subsequent Events:

On February 25, 2019, Windstream Holdings and all of its subsidiaries including Windstream Services filed voluntary petitions for relief under Chapter 11 of Title 11 of the U.S. Code in the United States Bankruptcy Court for the Southern District of New York (the “Chapter 11 Cases”). As result of the filing of the Chapter 11 Cases, new contributions and transfers into the Windstream Common Stock Fund were no longer permitted. During the pendency of the Chapter 11 Cases, the Administrator does not expect any changes to the Plan or the administration thereof.

On March 6, 2019, trading of Windstream Holdings common stock was suspended and removed from listing on the Nasdaq Global Select Market (“NASDAQ”) and the common stock now trades on the Over-the-Counter (“OTC”) Pink Sheets market maintained by the OTC Market Group, Inc. under the trading symbol “WINMQ”. Following the delisting, participants may transfer amounts from the Windstream Common Stock Fund into any other investment option offered by the Plan.

WINDSTREAM 401(k) PLAN
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan No. 009, EIN 20-0792300
As of December 31, 2018

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
	Northern Trust Collective Aggregate Bond Index Fund - Lending	Common collective trust fund		$14,387,270
	Blackrock Extended Equity Market Fund	Common collective trust fund		52,355,097
	Blackrock MSCI EAFE Equity Index Fund	Common collective trust fund		41,001,073
	Vanguard Target Retirement Income Trust II	Common collective trust fund		1,343,945
	Vanguard Target Retirement 2015 Trust II	Common collective trust fund		3,635,771
	Vanguard Target Retirement 2020 Trust II	Common collective trust fund		11,598,882
	Vanguard Target Retirement 2025 Trust II	Common collective trust fund		18,584,904
	Vanguard Target Retirement 2030 Trust II	Common collective trust fund		24,982,827
	Vanguard Target Retirement 2035 Trust II	Common collective trust fund		30,014,952
	Vanguard Target Retirement 2040 Trust II	Common collective trust fund		26,245,697
	Vanguard Target Retirement 2045 Trust II	Common collective trust fund		15,790,276
	Vanguard Target Retirement 2050 Trust II	Common collective trust fund		8,421,575
	Vanguard Target Retirement 2055 Trust II	Common collective trust fund		4,947,914
	Vanguard Target Retirement 2060 Trust II	Common collective trust fund		2,859,707
	Vanguard Target Retirement 2065 Trust II	Common collective trust fund		420,080
	Total common collective trust funds			256,589,970

	Vanguard Federal Money Market Investment Fund	Money market fund		81,708,852
	Total money market fund			81,708,852

	American EuroPacific Growth Fund R6	Mutual fund		64,432,699
	BlackRock Core Bond Portfolio	Mutual fund		86,217,432
	Columbia Small Cap Value Fund	Mutual fund		26,757,784
	Loomis Sayles High Income Fund	Mutual fund		18,472,577
	Deutsche Real Estate Securities Fund	Mutual fund		29,847,650
	Pioneer Equity Income Fund	Mutual fund		44,725,007
	Touchstone Small Company Fund	Mutual fund		58,672,105
	Vanguard Institutional Index Fund	Mutual fund		245,512,295
	Total mutual funds			574,637,549

*	Merrill Lynch Self-Direct Brokerage Account	Mutual funds		5,377,149
	Total participant brokerage accounts			5,377,149

*	Windstream Holdings, Inc.	Common stock, $0.0001 par value		7,662,079
	Total common stock			7,662,079

*	Notes receivable from participants	Loans with interest rates ranging
		from 4.25 percent to 11.00 percent		21,983,261
	Total investments			$947,958,860
* Indicates a party-in-interest.
(1) Not required, as investments are participant-directed.

WINDSTREAM 401(k) PLAN
FORM 11-K
INDEX OF EXHIBITS

Exhibit No.	Description of Exhibits
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	(a)

(a)	Filed herewith.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Windstream 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Windstream 401(k) Plan

By:	/s/Robert E. Gunderman
Robert E. Gunderman
Chief Financial Officer and Treasurer
Windstream Services, LLC
June 20, 2019